UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For August 11, 2005

Imperial Chemical Industries PLC
(Translation of Registrant’s Name Into English)

20 Manchester Square
London
England
W1U 3AN

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes            No

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

interim report
2005

ICI INTERIM REPORT 2005

Financial highlights

	First half		First half		Change
	2005		2004		‡
(A list of definitions appears on page 31)	£m		£m		%

Financial results

Revenue

International Businessesø	2,635		2,604		6	*

Total Group	2,821		2,775		2

Trading profit†

International Businesses	255		248		8	*

Total Group	262		253		4

Profit before taxation and special items§	207		185		12

Net profit attributable to equity holders of the parent

before special items	150		135		10

after special items	185		277		(33)

Earnings and dividends

Adjusted earnings per £1 Ordinary Share (basic and diluted)‡	12.6	p	11.5	p	10

Earnings per £1 Ordinary Share (basic and diluted)‡	15.6	p	23.4	p	(33)

Interim dividend declared per £1 Ordinary Share‡	3.75	p	3.40	p	10

Cash flow	£m		£m

Net cash (outflow) from operating activities	(156)		(27)

Net cash inflow from investing activities	13		138

Net cash (outflow) inflow before financing activities	(143)		111

Net debt at 30 June	1,138		1,187

Interest cover (times)	6.6		4.5

ø	ICI refers to its National Starch, Quest, Uniqema and Paints businesses, collectively, as the International Businesses.

†	Trading profit: ICI defines trading profit as operating profit before special items. Operating profit from total operations for the first half of 2005 was £263m (first half 2004 £249m); special items credited to operating profit in the period were £1m (first half 2004 charge £4m).

§	Profit before taxation and after special items was £234m (first half 2004 £351m); special items credited to profit before taxation in the period were £27m (first half 2004 credit £166m).

*	On a comparable basis: references in this report to “comparable” performance exclude the effect of currency translation differences and the impact of acquisitions and divestments. Comparable profits and losses are quoted before accounting for special items.

‡	Measures of earnings and dividends per share and percentage changes are calculated using unrounded values.

International Financial Reporting Standards

This is the first interim report of the Group produced in accordance with International Financial Reporting Standards (“IFRS”). It should be read in conjunction with the IFRS restatement announcement made on 11 February 2005. Following the announcement by the US Securities Exchange Commission to allow an exemption from the provision of a second year of comparatives, ICI decided to take advantage of this exemption and hence the transition date for the adoption of IFRS is 1 January 2004. All comparative data in this report has been restated accordingly, except the Group has taken the exemption not to restate comparatives for IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement. It is also assumed that all IFRS currently effective for 2005 reporting will be endorsed by the European Commission.

ICI INTERIM REPORT 2005	1

Chairman’s statement

Trading
ICI made a solid start to 2005. Good progress in raising selling prices to recover higher raw material costs and tight overall control of costs contributed to increases in both trading profit and profit before tax and special items. This was despite generally weaker economic conditions compared with the first half of 2004.

Group reported sales were 2% ahead of 2004 and, excluding impacts from business divestments and foreign currency translation, comparable sales for the Group were 6% up. The International Businesses delivered strong comparable growth in Asia and Latin America, and 4% growth in North America. Comparable growth in Europe was 2%, in generally subdued markets.

With continued benefits from restructuring programmes, in addition to the successful efforts to raise prices, trading profit was ahead of last year on a comparable basis for each of the International Businesses. After lower net finance expenses, Group profit before tax and special items was £207m, 12% ahead of 2004, and adjusted earnings per share were 12.6p, 10% up.

Net debt at 30 June 2005 was £1,138m, £149m higher than at the start of the year. This increase was mainly due to the seasonal outflow of working capital, which was somewhat higher than last year due to increased sales and a slight deterioration in working capital efficiency. As usual, however, a significant inflow from working capital is expected in the second half.

Dividend
The Company’s dividend policy links growth in profit with growth in dividends and, at the same time, seeks to ensure that sufficient funds are available to the Group for investment in future profitable growth.

The Board continues to believe that this approach is appropriate, and therefore confirms that, following the introduction of IFRS, ICI’s continued intent will be to grow dividends at about the same rate as the growth in net profit before special items. Consequently, the Board has declared an interim dividend of 3.75p (2004: 3.40p), reflecting the 10% growth in net profit before special items for the first half of 2005.

Strategic Progress
In 2003, we outlined our strategic plan to improve underlying financial performance and achieve leadership in formulation science. The plan included a more differentiated investment strategy and an increased focus on cost and capital effectiveness. Further benefits from the successful implementation of this strategy were delivered in the first half of 2005.

Regionally, the strategy emphasises development of the Group’s businesses in Asia. In the first half of 2005, comparable sales growth of 15% was achieved for the International Businesses in Asia. Overall, comparable sales for businesses which ICI intends to “grow aggressively” were 10% higher than for the first half of last year.

Delivery of overall cost savings from the restructuring initiatives first announced in 2003 remained on track at the half year. With the cash restructuring cost to deliver these savings being less than originally anticipated, the restructuring programme will now be further extended to reduce costs in the International Businesses. Overall, we now expect to deliver £140m of operating profit benefit in 2007 and reduce headcount by over 2,500 for a total cash investment of £219m.

Reshaping of the portfolio also continued during the first half of 2005. The completion of the sale of National Starch’s Vinamul Polymers business was announced in the first quarter and, in July, the Group announced its agreement to acquire the Celanese emulsion powders business for US$25.5m.

Outlook
Whilst we experienced some improvement in trading conditions towards the end of the half year, the overall market environment was weaker in the first half of 2005 than in 2004. That said, provided there is no further deterioration in overall market conditions, we expect to make satisfactory progress in 2005 as a whole.

Peter B Ellwood CBE
Chairman                                                                                     5 August 2005

2	ICI INTERIM REPORT 2005

Business review

In the following review, references to “comparable” performance exclude the effect of currency translation differences and the impact of acquisitions and divestments. References to “as reported” performance include the effects of currency translation, acquisitions and divestments. Reconciliations between “comparable” and “as reported” performance can be found in the tables below and on the following page. Percentage changes are calculated using unrounded values. References to “trading profit” relate to operating profit before special items. Special operating items are discussed separately as they are not considered to reflect the underlying business performance. Reconciliation between trading profit and the IFRS financial measure of operating profit is shown in the tables on the next page.

Group sales for the half year were £2,821m, 2% higher as reported than 2004, despite the impact of divestments.

Sales for the International Businesses of £2,635m were 6% ahead of 2004 on a comparable basis.

National Starch delivered 7% comparable sales growth for the half year, Paints 6%, Quest 5% and Uniqema 3%. Strong comparable sales growth continued in both Asia (+15%) and Latin America (+17%), whilst North America delivered growth of 4% and Europe, 2%.

Including the effects of foreign currency translation and business divestments, sales for the International Businesses were 1% ahead of 2004 as reported.

Group trading profit for the half year was £262m, 4% ahead of 2004, with trading profit for the International Businesses of £255m, 8% ahead of 2004 on a comparable basis. All businesses were ahead, with Quest in particular delivering significant trading profit growth.

With the absence of £13m prior year trading profit from divested businesses, trading profit for the International Businesses was 3% ahead of last year as reported. Trading profit as reported for Regional & Industrial was £22m for the half year, 20% above last year.

Reconciliation of “As reported” change to “Comparable” change in revenue
First half 2005 vs First half 2004

	Revenue		“As reported”		Foreign	Divestment	“Comparable”
	“As reported”		change		exchange	effects	change
					translation
					effects –
					adverse/
					(favourable)
	First half		First half				First half
	2005	2004	2005 vs 2004				2005 vs 2004
	£m	£m	£m	%	£m	£m	£m	%

National Starch	912	910	2	–	7	53	62	7

Quest	279	315	(36)	(11)	2	48	14	5

Uniqema	320	312	8	3	–	–	8	3

Paints	1,124	1,067	57	5	–	2	59	6

International Businesses	2,635	2,604	31	1	9	103	143	6

Regional and Industrial	191	181	10	5	9	8	27	16

Total reporting segments	2,826	2,785	41	2	18	111	170	6

Corporate and other	1	1	–		–	–	–

Inter-segment revenue	(6)	(11)	5		1	(5)	1

Total Group	2,821	2,775	46	2	19	106	171	6

ICI INTERIM REPORT 2005	3

Net finance expense for the Group for the half year was £13m less than last year, benefiting from the absence of £10m of charges which arose in 2004 from the impact of exchange rate movements on intergroup financing. Group profit before tax and special items was £207m, £22m above last year.

Basic earnings per share before special items were 12.6p for the half year, compared with 11.5p for 2004. Basic earnings per share after special items were 15.6p compared with 23.4p for the first half 2004.

Reconciliation of operating profit after special items to trading profit
First half 2005 vs First half 2004

	Operating profit (loss)		Special operating		Trading profit
	after special items		items – profit (loss)		(loss)
	First half		First half		First half
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m

National Starch	101	103	(1)	(1)	102	104

Quest	23	22	(4)	(3)	27	25

Uniqema	17	10	4	–	13	10

Paints	114	109	1	–	113	109

International Businesses	255	244	–	(4)	255	248

Regional and Industrial	22	18	–	–	22	18

Total reporting segments	277	262	–	(4)	277	266

Corporate and other	(14)	(13)	1	–	(15)	(13)

Total Group	263	249	1	(4)	262	253

Reconciliation of “As reported” change to “Comparable” change in trading profit
First half 2005 vs First half 2004

	Trading profit		“As reported”		Foreign	Divestment	“Comparable”
	“As reported”		change		exchange	effects	change
					translation
					effects –
					adverse/
					(favourable)
	First half		First half				First half
	2005	2004	2005 vs 2004				2005 vs 2004
	£m	£m	£m	%	£m	£m	£m	%

National Starch	102	104	(2)	(2)	–	6	4	4

Quest	27	25	2	8	(2)	7	7	38

Uniqema	13	10	3	32	–	–	3	28

Paints	113	109	4	4	–	–	4	4

International Businesses	255	248	7	3	(2)	13	18	8

Regional and Industrial	22	18	4	20	1	–	5	26

Total reporting segments	277	266	11	4	(1)	13	23	8

Corporate and other	(15)	(13)	(2)	(14)	–	–	(2)	(11)

Total Group	262	253	9	4	(1)	13	21	9

4	ICI INTERIM REPORT 2005

Business review (continued)

Review of business results

National Starch
National Starch delivered 7% comparable sales growth compared with the first half of 2004. All regions were ahead, with Latin America and Asia delivering double-digit growth, and North America and Europe growing by 6% and 4% respectively.

Petrochemical-based raw material costs, which had increased significantly during 2004, continued to escalate in the first half of 2005, impacting the Adhesives and Specialty Synthetic Polymers businesses in particular.

In addition, drought conditions in Thailand increased tapioca costs for the Specialty Starch business. The impact of these cost increases was offset in absolute monetary terms by increased selling prices, but overall gross margin percentages were lower than last year. With modest increases in costs below gross margin, trading profit was 4% ahead of the first half last year on a comparable basis.

On an as reported basis, sales were in line with last year and trading profit was 2% lower than 2004, with the adverse effects of business divestments largely accounting for the difference with the comparable performance.

The following commentaries on the four business groupings within National Starch refer to performance measured on a comparable basis.

Adhesives sales for the half year were 12% ahead of 2004. All regions were up, with particularly good growth in North America, Asia and Latin America. Gross margin percentages were below last year due to higher raw material costs, but despite this, trading profit was well ahead of the first half 2004.

Specialty Starch sales were 1% below 2004 for the half year, with growth for food starch offset by lower sales of industrial starches. Asia and Latin America delivered good growth, particularly in the first quarter; Europe delivered more modest growth, but sales in North America were below last year. Despite higher tapioca costs, gross margin percentages were slightly ahead. However, costs below gross margin were higher than 2004 and trading profit was consequently below last year.

Sales for Specialty Synthetic Polymers were 14% above last year, with double-digit growth in Europe, North America and Asia. Gross margin percentages were impacted by the higher raw material costs, partly offset by increased prices. However, despite this, trading profit was ahead of last year.

After good growth in the first quarter, sales for Electronic and Engineering Materials were impacted in the second quarter by a slowdown in the cathode ray tube market, and for the half year, sales growth was 3%. Sales growth for Ablestik and Emerson & Cuming was partly offset by lower Acheson sales. Trading profit was slightly ahead of last year.

Quest
Quest sales were 5% above 2004 on a comparable basis, with growth for both the Flavour and Fragrance businesses, particularly in Asia and Latin America. Sales in Europe were also ahead of last year but in North America they were lower. Gross margin percentages were similar to last year, and with lower costs below gross margin, comparable trading profit was 38% ahead.

Including the prior year results of the Food Ingredients business, which was divested in the second quarter of 2004, and the adverse effects of foreign exchange translation, as reported sales were 11% lower than last year but as reported trading profit was 8% ahead.

The following commentaries on Quest’s two businesses refer to performance measured on a comparable basis.

Fragrance sales were 9% ahead for the half year, with strong growth in the Fabrics and Personal Care sectors. Regionally, growth in Europe and

ICI INTERIM REPORT 2005	5

Latin America more than offset lower sales in North America. Although gross margin percentages were below last year, reflecting higher raw material costs, with lower costs below gross margin, trading profit was substantially ahead.

Flavour sales were 1% higher than last year, with good growth in Asia and Latin America offsetting lower sales in Europe and North America, where sales prices were lower due to declining vanilla costs. Improved product mix in the second quarter contributed to gross margin percentages being ahead of last year, and trading profit was significantly ahead of the first half of 2004.

Uniqema
Sales for the first half were 3% ahead of 2004 on a comparable basis. Good growth in Asia and Americas was partially offset by weaker trading conditions in Europe. Glycerine prices were lower than 2004, and with higher raw material costs, gross margin percentages were below last year. However, costs below gross margin continued to benefit from the restructuring programme and good overall cost control, and consequently trading profit was 28% ahead of last year on a comparable basis.

Including the effects from foreign exchange translation, sales were 3% ahead of last year and trading profit was 32% higher than 2004, both on an as reported basis.

Paints
Paints delivered comparable sales growth of 6% in the first half. Sales growth was particularly strong in Asia, whilst in Europe sales were adversely affected by generally weak retail markets. Sales prices were increased in response to higher raw material costs, but overall gross margin percentages were lower than last year. Costs below gross margin were slightly lower than in the first half of 2004. Trading profit was 4% higher on both a comparable and as reported basis.

As reported sales were 5% above 2004, with the impact of business divestments accounting for the difference from the comparable performance.

The following commentaries on the four geographical regions where Decorative Paints operates and on the Packaging Coatings business refer to performance measured on a comparable basis.

Decorative Europe sales for the first half were slightly below last year, with lower volumes due to weakness in retail markets offsetting the benefits of increased selling prices. As a result of higher raw material and transport costs, and weaker product mix in the second quarter, gross margin percentages were below last year. Despite good control of costs below gross margin, trading profit was slightly below 2004.

For Decorative North America, sales were 4% above the first half of last year, with growth in the USA, Canada and Puerto Rico. Higher raw material and transport costs were only partially offset by increased sales prices, and in combination with a weaker product mix, gross margin percentages were below last year. Despite costs below gross margin being less than 2004, trading profit was well below last year.

Decorative Asia continued to deliver strong sales growth and was 22% ahead of the first half of 2004. Growth in China, India and Pakistan was particularly notable. Trading profit was significantly ahead.

Decorative Latin America also delivered good growth. Sales were 13% ahead of the first half of last year, with sales volumes in Argentina and Uruguay well ahead, and a positive impact from price increases to recover increased raw material costs. Trading profit was significantly ahead.

Sales for the Packaging Coatings business were 13% above the first half of 2004. There was strong growth in all regions, with increased selling prices offsetting higher raw material costs. With costs below gross margin less than the first half of 2004, trading profit was well ahead of last year.

6	ICI INTERIM REPORT 2005

Business review (continued)

Regional and Industrial
First half sales for the Regional and Industrial businesses were 16% ahead of 2004 on a comparable basis. The Pakistan PTA business delivered strong growth in the first quarter but sales were lower in the second quarter as PTA prices fell. For the half, sales in India and Argentina were also well ahead. With higher raw material costs for the PTA business, overall gross margin percentages were considerably lower, but nevertheless, the strong sales growth led to 26% growth in comparable trading profit for the half year.

Excluding the impact of foreign exchange translation effects and business divestments, as reported sales and trading profit were 5% and 20% ahead, respectively.

Taxation on profit before special items was £45m for the first half, £6m higher than last year. The effective tax rate for the Group was 22% compared with 21% for 2004. The effective tax rate is calculated as taxation (excluding tax on special items) divided by profit before tax and special items.

Special items before tax and minority interests, for the first half amounted to a profit of £27m compared with a profit of £166m in 2004; the prior period included the profit on sale of the Quest Food Ingredients business. Special items in 2005 included a profit of £21m relating to sales of operations, of which £6m related to the sale of National Starch’s Vinamul Polymers business in the first quarter, £9m related to the release of provisions and income of £4m related to prior year divestments.

Under IFRS, the exclusion of goodwill in reserves from the assets in the net investment hedge calculation has introduced volatility to the income statement. This results from the impact of foreign exchange rate movements on that part of the debt that cannot be considered a part of the hedge. The impacts arising in the income statement from this treatment are included within the net finance cost and presented as special items. A gain of £5m was included in the first half compared with an £11m gain in the first half of 2004.

Net profit attributable to equity holders of the parent before special items was £150m for the half year compared with £135m for the first half of 2004. Net profit attributable to equity holders of the parent after special items was £185m compared with £277m for the first half of 2004.

The Company’s dividend policy links growth in profit with growth in dividends and, at the same time, seeks to ensure that sufficient funds are available to the Group for investment in future profitable growth.

The Board continues to believe that this approach is appropriate, and therefore confirms that, following the introduction of IFRS, the Company’s continued intent will be to grow dividends at about the same rate as the growth in net profit before special items. Consequently, the Board has declared an interim dividend of 3.75p (2004: 3.40p), reflecting the 10% growth in net profit before special items for the first half of 2005.

Group cash flow and net debt

Operating activities
Net cash from operating activities after interest, tax (excluding tax on disposals) and dividends, was an outflow of £156m for the half year, compared with an outflow of £27m for the first half of 2004. The increased outflow was primarily due to a higher seasonal outflow of working capital as a result of increased sales and a slight deterioration in working capital efficiency.

Investing activities
The completion of the sale of National Starch’s Vinamul Polymers business, with gross proceeds of £111m received in the first quarter, was the major contributor to net disposal proceeds of £103m for the half year. This more than offset capital expenditure of £70m and payments of £14m in respect of disposals prior to 2004.

ICI INTERIM REPORT 2005	7

Consequently, net cash flow from investing activities was an inflow of £13m, £125m less than the first half of 2004, when net disposal proceeds benefited from the £249m disposal of the Quest Food Ingredients business.

Movement in net debt
The cash flow before financing for the half year was an outflow of £143m, compared with an inflow of £111m for the first half of last year. With an adverse non-cash impact of £6m relating mainly to the impact of exchange movements, net debt at the half year was £1,138m compared with £989m at the start of the year.

Events since the balance sheet date
On 8 July, the Group announced the planned acquisition of the Celanese emulsion powders business for US$25.5m. This will be the first significant bolt-on acquisition made by ICI for several years and will extend the range of National Starch’s Specialty Polymers division. The acquisition will also provide additional growth opportunities and increased geographic coverage. The transaction is expected to complete in the third quarter of the year.

On 20 July, it was announced that the 2005 interim valuation of the ICI UK Pension Fund, conducted as at 31 March 2005, had concluded that:

•	Having taken account of appropriate adjustments to the financial assumptions and of actual mortality experience to 31 March 2005, the Fund had a deficit for funding purposes of some £470m.

•	An increase to the allowance for future improvements in longevity is also appropriate. Initial indications from the actuary are that such an increase might add some £100m to £250m to the deficit, but further detailed actuarial analysis is required.

Consequently, ICI and the Fund trustees have agreed to bring forward the date of the next scheduled triennial valuation of the Fund from 31 March 2006 to 31 March 2005. The results of this valuation, which will take account of all appropriate changes to assumptions, and any implications on current funding arrangements, are likely to be available by the end of this year.

Reconciliation of movement in net debt

	First half	First half	Year
	2005	2004	2004
	£m	£m	£m

Net debt at beginning of period	(920)	(1,326)	(1,326)

IFRS transition adjustments (see page 18)	(69)

Restated net debt at beginning of period	(989)	(1,326)	(1,326)

Movement in net debt

Net cash (outflow) inflow from operating activities	(156)	(27)	327

Net cash inflow from investing activities	13	138	29

Net cash (outflow) inflow before financing activities	(143)	111	356

Non-cash movement	(6)	28	50

Total movement in net debt	(149)	139	406

Net debt at end of period	(1,138)	(1,187)	(920)

8	ICI INTERIM REPORT 2005

Group income statement

		First half 2005

		Continuing operations		Discontinued	Total
				operations
		Before	Special
		special	items
		items
	notes	£m	£m	£m	£m

Revenue	2	2,821		–	2,821

Net operating costs		(2,559)	1	–	(2,558)

(including restructuring costs)			1	–	1

Profits less losses on disposal of fixed assets			–	–	–

Operating profit (loss)	2	262	1	–	263

Profits less (losses) on sale of operations	3		8	13	21

Share of profits less (losses) of associates		1	–	–	1

Net finance expense

Interest income		27	–	–	27

Interest expense		(64)	–	–	(64)

		(37)	–	–	(37)

Net post-retirement benefit finance expense		(19)	–	–	(19)

Exchange gains on debt previously
hedging goodwill written off to reserves			5	–	5

		(56)	5	–	(51)

Profit (loss) before taxation	2,3	207	14	13	234

Income tax expense	4	(45)	8	–	(37)

Net profit (loss)		162	22	13	197

Attributable to equity holders of the parent		150	22	13	185

Attributable to minority interests		12	–	–	12

Earnings (loss) per £1 Ordinary Share
(basic and diluted)

Continuing operations					14.5	p

Discontinued operations					1.1	p

					15.6	p

Statement of Group recognised income and expense

		First half
		2005
	notes	£m

Net profit		197

Exchange differences on translating foreign operations		49

Recycling of cumulative exchange differences		–

Actuarial gains and losses		–

Tax on items taken directly to equity		(23)

Total recognised income and expense for the period		223

IFRS transition adjustment (IAS 32 and IAS 39)	6	(63)

Total recognised income and expense		160

Attributable to equity holders of the parent		142

Attributable to minority interests		18

ICI INTERIM REPORT 2005	9

Group income statement

		First half 2004					Year 2004

		Continuing operations		Discontinued	Total		Continuing operations		Discontinued	Total
				operations					operations
		Before	Special				Before	Special
		special	items				special	items
		items					items
	notes	£m	£m	£m	£m		£m	£m	£m	£m

Revenue	2	2,775		–	2,775		5,609		–	5,609

Net operating costs		(2,522)	(4)	–	(2,526)		(5,071)	(5)	–	(5,076)

(including restructuring costs)			(4)	–	(4)			(5)	–	(5)

Profits less losses on disposal of fixed assets			–	–	–			(1)	–	(1)

Operating profit (loss)	2	253	(4)	–	249		538	(6)	–	532

Profits less (losses) on sale of operations	3		160	(1)	159			195	(20)	175

Share of profits less (losses) of associates		1	–	–	1		2	–	–	2

Net finance expense

Interest income		40	–	–	40		85	–	–	85

Interest expense		(93)	–	–	(93)		(170)	–		(170)

		(53)	–	–	(53)		(85)	–	–	(85)

Net post-retirement benefit finance expense		(16)	–	–	(16)		(33)	–	–	(33)

Exchange gains on debt previously
hedging goodwill written off to reserves			11	–	11			15	–	15

		(69)	11	–	(58)		(118)	15	–	(103)

Profit (loss) before taxation	2,3	185	167	(1)	351		422	204	(20)	606

Income tax expense	4	(39)	(22)	–	(61)		(88)	(16)	6	(98)

Net profit (loss)		146	145	(1)	290		334	188	(14)	508

Attributable to equity holders of the parent		135	143	(1)	277		306	182	(14)	474

Attributable to minority interests		11	2	–	13		28	6	–	34

Earnings (loss) per £1 Ordinary Share
(basic and diluted)

Continuing operations					23.5	p				41.2	p

Discontinued operations					(0.1	)p				(1.1	)p

					23.4	p				40.1	p

Statement of Group recognised income and expense

		First half	Year
		2004	2004
	notes	£m	£m

Net profit		290	508

Exchange differences on translating foreign operations		(29)	(32)

Recycling of cumulative exchange differences		1	1

Actuarial gains and losses		–	(92)

Tax on items taken directly to equity		(6)	30

Total recognised income and expense for the period		256	415

IFRS transition adjustment (IAS 32 and IAS 39)	6

Total recognised income and expense		256	415

Attributable to equity holders of the parent		250	384

Attributable to minority interests		6	31

10	ICI INTERIM REPORT 2005

Group balance sheet

		At 30 June	At 30 June	At 31 Dec
		2005	2004	2004
	notes	£m	£m	£m

Assets

Non-current assets

Intangible assets		582	581	569

Property, plant and equipment		1,541	1,588	1,599

Investments in associates		19	20	22

Financial assets		91	67	35

Deferred tax assets		531	417	458

		2,764	2,673	2,683

Current assets

Inventories		733	640	648

Trade and other receivables		1,238	1,209	1,058

Financial assets		39	18	22

Cash and cash equivalents		378	639	469

		2,388	2,506	2,197

Total assets	2	5,152	5,179	4,880

Liabilities

Current liabilities

Financial liabilities		(385)	(631)	(292)

Trade and other payables		(1,342)	(1,279)	(1,303)

Current tax liabilities		(454)	(331)	(387)

Provisions		(126)	(270)	(210)

		(2,307)	(2,511)	(2,192)

Non-current liabilities

Financial liabilities		(1,218)	(1,209)	(1,114)

Other creditors		(40)	(14)	(15)

Provisions		(299)	(401)	(341)

Deferred tax liabilities		(318)	(301)	(285)

Post-retirement benefits		(1,112)	(1,104)	(1,180)

		(2,987)	(3,029)	(2,935)

Total liabilities	2	(5,294)	(5,540)	(5,127)

Net assets		(142)	(361)	(247)

Equity

Called-up share capital		1,191	1,191	1,191

Share premium account		933	933	933

Retained earnings and translation reserves		(2,357)	(2,552)	(2,456)

Attributable to equity holders of the parent		(233)	(428)	(332)

Attributable to minority interests		91	67	85

Total equity	6	(142)	(361)	(247)

ICI INTERIM REPORT 2005	11

Group cash flow statement

		First half	First half	Year
		2005	2004	2004
	notes	£m	£m	£m

Cash flows from operating activities

Profit before tax and special items	2	207	185	422

Adjustments for:

Net finance expense		56	69	118

Depreciation		80	87	169

Taxation on associates		1	1	2

Movement in working capital		(240)	(130)	13

Outflows relating to special items		(29)	(41)	(81)

Post-retirement benefits		(83)	(72)	(88)

Interest paid		(53)	(73)	(153)

Interest received		13	33	87

Tax paid excluding tax on disposal of businesses		(48)	(31)	(43)

Dividends paid to equity holders of the parent		(46)	(41)	(82)

Dividends paid to minority interests		(11)	(7)	(13)

Other items		(3)	(7)	(24)

Net cash (outflow) inflow from operating activities		(156)	(27)	327

Cash flows from investing activities

Purchase of property, plant and equipment		(70)	(62)	(158)

Proceeds from sale of property, plant and equipment		–	3	8

Purchase of businesses, net of cash acquired		(4)	(2)	(4)

Net proceeds from disposal of businesses		103	252	279

Payments in respect of disposals prior to 2004		(14)	(52)	(95)

Tax on disposal of businesses		(2)	(1)	(1)

Net cash inflow from investing activities		13	138	29

Cash flows from financing activities

Decrease (increase) in current asset investments	8	3	(29)	(38)

Increase in long-term loans	8	5	7	12

Repayment of long-term loans	8	(122)	(28)	(521)

Net increase in short-term borrowings	8	158	1	84

Other financing cash flows		–	–	(1)

Net cash inflow (outflow) from financing activities		44	(49)	(464)

Cash and cash equivalents at beginning of period	8	469	588	588

Net cash (outflow) inflow from all activities	8	(99)	62	(108)

Non-cash movement, mainly arising on foreign currency translation		8	(11)	(11)

Cash and cash equivalents at end of period	8	378	639	469

Cash and cash equivalents comprise:

Cash (excluding overdrafts) and cash equivalents		399	650	479

Overdrafts		(21)	(11)	(10)

12	ICI INTERIM REPORT 2005

Notes to financial statements

1	Basis of preparation

These half year 2005 interim consolidated financial statements of ICI are for the six months ended 30 June 2005. The information included within this document has been prepared on the basis of the recognition and measurement requirements of IFRS standards and IFRIC interpretations in issue that either are endorsed by the European Commission and effective (or available for early adoption) at 31 December 2005 or are expected to be endorsed and effective (or available for early adoption) at 31 December 2005, the Group’s first annual reporting date in accordance with IFRS.

In preparing these consolidated interim financial statements, management has amended certain accounting and valuation methods applied in the 2004 Annual Report and Accounts to comply with IFRS.

The Group accounting policies as set out in the 2004 Annual Report and Accounts have been revised where applicable to conform to IFRS. The restated accounting policies as set out on pages 26 to 29 of this report, together with the remaining Group accounting policies detailed in the 2004 Annual Report and Accounts, comprise the Group’s complete accounting policies under IFRS. These policies have been consistently applied to all the years presented except for those relating to the classification and measurement of financial instruments. The adopted IFRS that will be effective (or available for early adoption) in the annual financial statements for the year ending 31 December 2005 are still subject to the possibility of change as a result of decisions taken by the European Commission on endorsement, notably the amendments made to IAS 19 Employee Benefits, and to additional interpretations. As a result of such changes the accounting policies cannot be determined with certainty and therefore may require updating when the annual financial statements are prepared for the year ending 31 December 2005.

The comparative figures in respect of 2004 have been restated to reflect these adjustments except in relation to financial instruments as described below. Reconciliations and descriptions of the effect of the transition from UK GAAP to IFRS are provided in note 10.

IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement came into effect on 1 January 2005. The Group took the exemption under IFRS 1 First-time Adoption of International Financial Reporting Standards not to restate comparative information in respect of these standards. As a consequence financial instruments included in the 2004 comparative information are still accounted for in accordance with UK GAAP, whereas they are accounted for in accordance with IFRS in the 2005 results. In accordance with the transitional provisions of IFRS, this has been treated as a change in accounting policy.

The accounting policy for financial instruments under IFRS is detailed on page 27 and 28 of this report. The adjustments made to reserves as a result of adopting IAS 32 and IAS 39 on 1 January 2005 are detailed in note 6. The resultant effect on opening net debt is detailed in note 8.

ICI INTERIM REPORT 2005	13

2	Segment information

Classes of business

	Segment revenue			Segment profit before special items and taxation

	First half	First half	Year	First half	First half	Year
	2005	2004	2004	2005	2004	2004

	£m	£m	£m	£m	£m	£m

Continuing operations

National Starch	912	910	1,878	102	104	214

Quest	279	315	584	27	25	47

Uniqema	320	312	629	13	10	20

Paints	1,124	1,067	2,161	113	109	235

Total International Businesses	2,635	2,604	5,252	255	248	516

Regional and Industrial	191	181	375	22	18	49

Total reporting segments	2,826	2,785	5,627	277	266	565

Corporate and other	1	1	3	(15)	(13)	(27)

Inter-segment revenue	(6)	(11)	(21)

	2,821	2,775	5,609	262	253	538

Share of profits less losses of associates				1	1	2

Net finance expense				(56)	(69)	(118)

	2,821	2,775	5,609	207	185	422

The Group’s reporting segments comprise the International Businesses (being National Starch, Quest, Uniqema, and Paints) and Regional and Industrial (being the Group’s Regional businesses and some ongoing residual activity relating to legacy management). Corporate and other represents the shared costs that are not directly attributable to individual segments.

Seasonality
Due to the diversity of their product portfolios and broad international coverage, seasonality in the National Starch, Quest and Uniqema segments is not significant. However, Paints is affected, with higher sales of products used on the exterior of buildings normally during better weather conditions. With the geographic profile of Paints, this results in higher activity levels in the second and third quarters of the year.

14	ICI INTERIM REPORT 2005

Notes to financial statements

2	Segment information (continued)

Classes of business (continued)

	Segment profit before interest and taxation and after special items

	First half	First half	Year
	2005	2004	2004
	£m	£m	£m

Continuing operations

National Starch	107	103	213

Quest	23	181	204

Uniqema	17	10	32

Paints	116	109	230

Total International Businesses	263	403	679

Regional and Industrial	22	19	74

Total reporting segments	285	422	753

Corporate and other	(14)	(13)	(26)

	271	409	727

Discontinued operations	13	(1)	(20)

Share of profits less losses of associates	1	1	2

	285	409	709

	Segment assets			Segment liabilities

	At 30 June	At 30 June	At 31 Dec	At 30 June	At 30 June	At 31 Dec
	2005	2004	2004	2005	2004	2004
	£m	£m	£m	£m	£m	£m

Continuing operations

National Starch	1,414	1,455	1,450	291	297	327

Quest	379	390	364	90	101	100

Uniqema	490	477	468	107	115	122

Paints	1,332	1,249	1,155	512	479	452

Total International Businesses	3,615	3,571	3,437	1,000	992	1,001

Regional and Industrial	293	253	279	98	78	102

Total reporting segments	3,908	3,824	3,716	1,098	1,070	1,103

Corporate and other	78	106	89	108	134	137

	3,986	3,930	3,805	1,206	1,204	1,240

Investments in associates	19	20	22

Unallocated†	1,147	1,229	1,053	4,088	4,336	3,887

	5,152	5,179	4,880	5,294	5,540	5,127

†	Unallocated assets mainly comprise financial assets, deferred tax assets, cash and cash equivalents and other non-operating debtors. Unallocated liabilities mainly comprise post-retirement benefit liabilities, provisions, deferred tax liabilities, financial liabilities and other non-operating creditors.

	ICI INTERIM REPORT 2005	15

2	Segment information (continued)

	Classes of business (continued)

	Goodwill included in segment assets

	At 30 June	At 30 June	At 31 Dec
	2005	2004	2004
	£m	£m	£m

National Starch	242	233	224

Quest	17	16	16

Uniqema	12	12	11

Paints	252	248	252

Regional and Industrial	13	14	13

	536	523	516

Geographic areas
	Turnover by location of customer

	First half	First half	Year
	2005	2004	2004
	£m	£m	£m

Continuing operations

United Kingdom	310	335	628

Continental Europe	640	626	1,264

North America	921	950	1,888

Latin America	207	174	382

Asia	649	597	1,252

Other countries	94	93	195

	2,821	2,775	5,609

	Segment assets			Segment liabilities

	At 30 June	At 30 June	At 31 Dec	At 30 June	At 30 June	At 31 Dec
	2005	2004	2004	2005	2004	2004
	£m	£m	£m	£m	£m	£m

Continuing operations

United Kingdom	583	647	602	284	331	315

Continental Europe	885	908	879	238	261	255

North America	1,316	1,292	1,213	284	270	272

Latin America	322	289	294	124	103	123

Asia	848	765	787	268	230	263

Other countries	32	29	30	8	9	12

	3,986	3,930	3,805	1,206	1,204	1,240

Investments in associates	19	20	22

Unallocated†	1,147	1,229	1,053	4,088	4,336	3,887

	5,152	5,179	4,880	5,294	5,540	5,127

16	ICI INTERIM REPORT 2005

Notes to financial statements

3	Special items before taxation

In the first half of 2005, there was a profit on special items of £27m. The profit within continuing operations of £14m mainly comprised a profit of £6m in relation to the sale of the Vinamul Polymers business and a £2m profit in relation to the sale of the Paints business in Mexico. Profit on special items relating to discontinued operations of £13m included £9m release of provisions following a land transaction in the North of England.

In the first half of 2004 there was a profit on special items of £166m, and for the full year a profit of £184m. The profit for the full year 2004 within continuing operations of £204m mainly comprised £163m profit on the sale of the Quest Food Ingredients business in the first half and a profit of £26m on the sale of part of the Group’s interest in Pakistan PTA in the second half. Losses on special items of £20m relating to discontinued operations related mainly to a £13m charge in relation to an increased provision for the costs of the divestment of the Polyurethanes, Tioxide and selected chemical businesses.

4	Income tax expense

The tax expense for the first half of 2005 consists of UK taxation of £16m (first half 2004 income £15m, year 2004 expense £18m) and an overseas tax expense of £21m (first half 2004 expense £76m, year 2004 expense £80m). The expense for the first half of 2005 included a net income in respect of special items of £8m (first half 2004 expense £22m, year 2004 expense £10m).

5	Earnings (loss) per £1 Ordinary Share

Basic earnings per £1 Ordinary Share and diluted earnings per £1 Ordinary Share for a period are calculated by dividing the appropriate value (continuing, discontinued or total) of net profit (loss) for the financial period by, respectively, basic weighted average Ordinary Shares in issue during the period or diluted weighted average Ordinary Shares in issue during the period.

	First half		First half		Year
	2005		2004		2004
	£m		£m		£m

Net profit before special items	150		135		306

Special items after tax – continuing operations	22		143		182

Special items after tax – discontinued operations	13		(1)		(14)

Net profit after special items	185		277		474

Adjusted earnings per £1 Ordinary Share	12.6	p	11.5	p	25.8	p

Special items after tax – continuing operations	1.9	p	12.0	p	15.4	p

Special items after tax – discontinued operations	1.1	p	(0.1	)p	(1.1	)p

Earnings per £1 Ordinary Share	15.6	p	23.4	p	40.1	p

In periods reported earnings per share measured in pence to one decimal place, are unaffected by the dilutive effect of share options.

ICI INTERIM REPORT 2005	17

Average Ordinary Shares in issue
	First half	First half	Year
	2005	2004	2004
	million	million	million

Weighted average Ordinary Shares in issue during the period	1,191	1,191	1,191

Weighted average shares held by the Group’ s employee share
ownership plan	(8)	(9)	(8)

Basic weighted average Ordinary Shares in issue during the period	1,183	1,182	1,183

Dilutive effect of share options	4	2	1

Diluted weighted average Ordinary Shares in issue during the period	1,187	1,184	1,184

6	Reconciliation of closing equity

	Share	Share	Translation	Retained	Equity	Minority	Total
	capital	premium	reserves	earnings	holders	interests	equity
		account			of the
					parent
	£m	£m	£m	£m	£m	£m	£m

At 1 January 2004	1,191	933	–	(2,764)	(640)	68	(572)

Total recognised income and expense	–	–	(21)	271	250	6	256

Dividends	–	–	–	(42)	(42)	(7)	(49)

Share-based payments	–	–	–	4	4	–	4

At 30 June 2004	1,191	933	(21)	(2,531)	(428)	67	(361)

At 31 December 2004	1,191	933	(31)	(2,425)	(332)	85	(247)

IFRS 2005 transition adjustments				(63)	(63)	–	(63)

At 1 January 2005	1,191	933	(31)	(2,488)	(395)	85	(310)

Total recognised income and expense	–	–	43	162	205	18	223

Dividends	–	–	–	(46)	(46)	(12)	(58)

Share-based payments	–	–	–	3	3	–	3

At 30 June 2005	1,191	933	12	(2,369)	(233)	91	(142)

As noted in the basis of preparation on page 12, IAS 32 Financial Instruments: Disclosure and Presentation, and IAS 39 Financial Instruments: Recognition and Measurement came into effect on 1 January 2005 and the Group took the exemption not to restate comparatives. As a result of these standards, a number of financial instruments have been recognised or revalued in the opening balance sheet at 1 January 2005 decreasing reserves by £63m. The own shares that the Group has acquired, or is committed to acquire under forward contracts, to hedge its obligations under various share option schemes, have been included as treasury stock under IAS 32 and credited to reserves on transition. This has been partly offset by the release of a provision held under UK GAAP relating to the same liability, resulting in a net transition adjustment of £56m to reserves. Interest rate swaps and loans previously held at carrying value have been restated to fair value on transition resulting in an additional net adjustment to reserves of £6m. There has also been a further £1m adjustment arising from the inclusion of corn futures in the National Starch business.

18	ICI INTERIM REPORT 2005

Notes to financial statements

7	Dividends

The dividend charged against reserves in the first half of 2005 is the 2004 second interim dividend of 3.90p, recommended on 10 February 2005. The dividend charged against reserves for the first half of 2004 is the 2003 second interim dividend of 3.50p.

The interim dividend for 2005 of 3.75p per £1 Ordinary Share (2004 3.40p) is payable on 7 October 2005 to members on the Register on 26 August 2005.

8	Analysis of net debt

	Cash	Financing – debt				Current	Net debt
	and					asset
	cash					invest-
	equivalents*					ments

		Loans	Derivatives	Short-term	Finance
				borrowings	leases
	£m	£m	£m	£m	£m	£m	£m

At 30 June 2004	639	(1,831)		(9)	(4)	18	(1,187)

Exchange adjustments	–	61		(35)	1	(5)	22

Cash flow	(170)	488		(83)	1	9	245

At 31 December 2004	469	(1,282)		(127)	(2)	22	(920)

IFRS transition adjustments		(10)	(73)	14			(69)

At 1 January 2005	469	(1,292)	(73)	(113)	(2)	22	(989)

Exchange adjustments	9	(63)	30	10)	–	(1)	(15)

Cash flow	(99)	117	–	(158)	–	(3)	(143)

Acquisitions and disposals	(1)	–	–	–	–	–	(1)

Fair value movements	–	(3)	13	–	–	–	10

At 30 June 2005	378	(1,241)	(30)	(261)	(2)	18	(1,138)

Reflected in the Group balance sheet at 30 June 2005

							Total

Non-current financial assets			50				50 †

Current financial assets			21			18	39

Cash and cash equivalents	378						378

Current financial liabilities		(34)	(90)	(261)			(385)

Non-current financial liabilities		(1,207)	(11)				(1,218)

Other creditors					(2)		(2)†

	378	(1,241)	(30)	(261)	(2)	18	(1,138)

*	‘Cash and cash equivalents’ includes cash at bank, deposits repayable on demand, overdrafts and investments and short-term deposits which had a maturity of three months or less on acquisition.

‘Short-term borrowings’ excludes overdrafts.

†	Together with other items.

ICI INTERIM REPORT 2005	19

As reported in note 6, a number of financial instruments have been recognised in the opening balance sheet at 1 January 2005. Certain instruments have been included in net debt resulting in net debt being restated at 1 January 2005 as shown above. The own shares that the Group has acquired, or is committed to acquire under forward contracts, to hedge its obligations under various share option schemes are included as treasury stock under IAS 32. The amount included in net debt as at 1 January 2005, reflecting the extent that the contracts are ‘out of the money’, is £63m. Interest rate swaps and loans previously held at carrying value are now recognised at fair value. This resulted in an increase in net debt of £6m through an increase in the value of loans of £14m, partly offset by a reduction in the value of swaps of £8m.

9	Relationship to statutory accounts and audit status

The financial information included in this document is unaudited and does not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985. The comparative figures for the financial year ended 31 December 2004 are not the Group’s statutory accounts for that financial year. Those accounts, which were prepared under UK Generally Accepted Accounting Practices, have been reported on by the Group’s auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

10	Comparative data restated in accordance with the transition to IFRS

From 1 January 2005, the Group has been reporting its results in accordance with International Financial Reporting Standards (IFRS). Following the announcement by the US Securities Exchange Commission to allow an exemption from the provision of a second year of comparatives, which ICI has decided to take advantage of, the transition date for ICI for the adoption of IFRS is 1 January 2004. All comparative data in this report has been restated accordingly, except where the Group has taken the exemption not to restate comparatives for IAS 32 and IAS 39.

To comply with the requirements of reporting the first set of interim results following transition to IFRS, a reconciliation of profit (loss) under UK GAAP for the 6 months to 30 June 2004 to the income (expense) under IFRS for the 6 months to 30 June 2004 is set out on pages 20 and 21. A detailed analysis of these adjustments and a summary of the differences between UK GAAP and IFRS that led to the adjustments are given on pages 22 to 25 of this report.

IFRS also requires a reconciliation of equity under UK GAAP at 30 June 2004 to equity under IFRS at 30 June 2004. This is set out on page 25 of this report.

Further reconciliations have been provided in the IFRS restatement announcement made on 11 February 2005, copies of which are available at the offices of the Company at 20 Manchester Square, London W1U 3AN and on the ICI website at www.ici.com.

These include:

• A reconciliation of profit (loss) under UK GAAP for the year to 31 December 2004 to the profit (loss) under IFRS for the year to 31 December 2004

• A reconciliation of equity at 1 January 2004 under UK GAAP to 1 January 2004 under IFRS

• A reconciliation of equity at 31 December 2004 under UK GAAP to 31 December 2004 under IFRS

• A reconciliation of material adjustments to the cash flow under UK GAAP for the year ended 31 December 2004 to the cash flow for the year to 31 December 2004 under IFRS

.	The IFRS restatement announcement referred to above should be read in conjunction with this report.

20	ICI INTERIM REPORT 2005

Notes to financial statements

10	Comparative data restated in accordance with the transition to IFRS (continued)

Group income statement for the first half 2004

	UK GAAP

	Continuing operations		Discontinued	Total
			operations
	Before	Exceptional
	exceptional	items
	items
	£m	£m	£m	£m

Revenue	2,771		–	2,771

Net operating costs	(2,563)	(4)	–	(2,567)

(including restructuring costs)

Operating profit (loss)	208	(4)	–	204

Profits less (losses) on sale of operations		(14)	(1)	(15)

Share of profits less (losses) of associates	2	–	–	2

Net finance expense

Interest income	39	–	–	39

Interest expense	(82)	–	–	(82)

	(43)	–	–	(43)

(including exchange on short-term
intergroup financing)

Net post-retirement benefit finance expense

Exchange gains on debt previously
hedging goodwill written off to reserves

	(43)	–	–	(43)

Profit (loss) before taxation	167	(18)	(1)	148

Income tax expense	(53)	(20)	1	(72)

Net profit (loss)	114	(38)	–	76

Attributable to equity holders of the parent	103	(40)	–	63

Attributable to minority interests	11	2	–	13

Dividends				(40)

Profit retained for half year				23

Earnings (loss) per £1 Ordinary Share
(basic and diluted)

Continuing operations				5.3	p

Discontinued operations				–

				5.3	p

Light shaded areas represent the disclosure of certain line items that are not applicable under the relevant GAAP.
Darker shaded areas represent lines that are sub-totalled.

ICI INTERIM REPORT 2005	21

	Total IFRS
	adjustments
	(see pages 22 and 23)		IFRS

			Continuing operations		Discontinued	Total
					operations
			Before	Special
			special	items
			items
	£m		£m	£m	£m	£m

Revenue	4		2,775		–	2,775

Net operating costs	41		(2,522)	(4)		(2,526)

(including restructuring costs)	(4)			(4)		(4)

Operating profit (loss)	45		253	(4)	–	249

Profits less (losses) on sale of operations	174			160	(1)	159

Share of profits less (losses) of associates	(1)		1	–	–	1

Net finance expense

Interest income	1		40	–	–	40

Interest expense	(11)		(93)	–	–	(93)

	(10)		(53)	–	–	(53)

(including exchange on short-term
intergroup financing)	(10)		(10)			(10)

Net post-retirement benefit finance expense	(16)		(16)	–	–	(16)

Exchange gains on debt previously
hedging goodwill written off to reserves	11			11	–	11

	(15)		(69)	11	–	(58)

Profit (loss) before taxation	203		185	167	(1)	351

Income tax expense	11		(39)	(22)	–	(61)

Net profit (loss)	214		146	145	(1)	290

Attributable to equity holders of the parent	214		135	143	(1)	277

Attributable to minority interests	–		11	2	–	13

Dividends	40

Profit retained for half year	254

Earnings (loss) per £1 Ordinary Share
(basic and diluted)

Continuing operations	18.2	p				23.5	p

Discontinued operations	(0.1	)p				(0.1	)p

	18.1	p				23.4	p

22	ICI INTERIM REPORT 2005

Notes to financial statements

10	Comparative data restated in accordance with the transition to IFRS (continued)

Analysis of IFRS adjustments to the Group income statement for the first half 2004

	Employee	Share-based	Foreign	Goodwill	Dividends
	benefits	payments	exchange

	(a)	(b)	(c(i))	(d)	(e)
	£m	£m	£m	£m	£m

Revenue

Net operating costs	30	(3)		18

Operating profit (loss)	30	(3)		18

Profits less (losses) on sale of operations

Share of profits less (losses) of associates	–	–	–	–

Net finance expense

Interest income			1

Interest expense			(11)

			(10)

(including exchange on
short-term intergroup financing)			(10)

Net post-retirement benefit finance expense	(16)

Exchange gains on debt previously
hedging goodwill written off to reserves

	(16)		(10)

Profit (loss) before taxation	14	(3)	(10)	18

Income tax expense	11	1	3	–

Net profit (loss)	25	(2)	(7)	18

Attributable to equity holders of the parent	25	(2)	(7)	18

Attributable to minority interests	–	–	–	–

Dividends					40

Profit retained for half year	25	(2)	(7)	18	40

A summary of the principal differences between UK GAAP and IFRS as applicable to ICI is as follows:

a) Employee benefits
Under UK GAAP, the Group measured pension commitments and other related benefits in accordance with SSAP 24 Accounting for Pension Costs. Additional disclosures were given in accordance with FRS 17 Retirement Benefits. Under IFRS, the Group measures pension commitments and other related benefits in accordance with IAS 19 Employee Benefits. IAS 19 is similar to FRS 17 in that it adopts a balance sheet approach, bringing the deficit/surplus of the pension/post-retirement benefit schemes onto the balance sheet.

ICI INTERIM REPORT 2005	23

	Joint	Business	Re-	Adjustments before	Foreign	Business	Total
	ventures	combinations	classifications	special items and	exchange	combinations	adjust-
				discontinued			ments
	(f)	(g(i))	(h)	operations	(c(ii))	(g(ii))
	£m	£m	£m	£m	£m	£m	£m

Revenue	4		–	4			4

Net operating costs	(4)		–	41		–	41

Operating profit (loss)	–		–	45		–	45

Profits less (losses) on sale of operations			–	–		174	174

Share of profits less (losses) of associates			(1)	(1)			(1)

Net finance expense

Interest income			–	1		–	1

Interest expense			–	(11)		–	(11)

				(10)		–	(10)

(including exchange on
short-term intergroup financing)			–	(10)		–	(10)

Net post-retirement benefit finance expense			–	(16)		–	(16)

Exchange gains on debt previously
hedging goodwill written off to reserves			–	–	11	–	11

			–	(26)	11	–	(15)

Profit (loss) before taxation	–	–	(1)	18	11	174	203

Income tax expense	–	(2)	1	14	(3)	–	11

Net profit (loss)	–	(2)	–	32	8	174	214

Attributable to equity holders of the parent	–	(2)	–	32	8	174	214

Attributable to minority interests	–	–	–	–	–	–	–

Dividends				40			40

Profit retained for half year	–	(2)	–	72	8	174	254

However, FRS 17 dictates that all actuarial gains and losses are to be recognised directly in reserves, whereas IAS 19 also includes an alternative option allowing actuarial gains and losses to be held on the balance sheet and released to the income statement over a period of time. ICI has elected not to adopt this alternative option and therefore is accounting for post-retirement benefits in a manner consistent with FRS 17.

Rather than showing solely an operating charge in the income statement, as was the case under SSAP 24, under IAS 19 a net financing expense is also recognised. The net finance expense relates to the unwinding of the discount applied to the liabilities of the post-retirement benefit schemes offset by the expected return on the assets of the schemes.

24	ICI INTERIM REPORT 2005

Notes to financial statements

10	Comparative data restated in accordance with the transition to IFRS (continued)

b) Share-based payments
The Group operates a range of share-based incentive schemes (both awards of options and awards of shares) that are impacted by IFRS 2 Share-based payments. Previously under UK GAAP an expense was only recognised for the awards of shares and this expense was calculated based on the intrinsic value (the difference between the exercise price and the market value at date of the award). For all other schemes, the intrinsic value was nil. Under IFRS, an expense is recognised in the income statement for all share-based payments (both awards of options and awards of shares). This expense has been calculated based on the fair value at the date of the award using the Black-Scholes option pricing model.

c) Foreign exchange
i) Intercompany funding arrangements
The Group has a range of intercompany funding arrangements in place in order to optimise the sourcing of finance for the Group and optimise the funding of its subsidiaries. Under both UK GAAP and IFRS, foreign exchange gains (losses) on intergroup loans are recognised in the income statement, unless the loans can be designated as part of the Group’s investment in its foreign operations, when the exchange gains (losses) can then be recognised in reserves. However, IFRS is more specific in determining which loans can be designated as part of the Group’s investment in its foreign operations, in particular excluding intergroup loans that are not denominated in the functional currency of either the lender or the borrower.

ii) Net investment hedge
In addition to the above, the Group partially hedges its net investment in foreign subsidiaries by denominating external debt in a mix of foreign currencies. Under UK GAAP, the goodwill (approaching £4bn) which was offset against reserves was included as an asset in this hedge calculation. Under IFRS, goodwill in reserves is not designated as an asset and therefore cannot be used in the hedging calculation.

d) Goodwill
UK GAAP required goodwill to be amortised over its expected useful economic life. Under IFRS, goodwill is no longer amortised but held at carrying value on the balance sheet and tested annually for impairment.

e) Dividends
Under UK GAAP, the dividend charge was recognised in the profit and loss account in the period to which it related. Under IFRS, the dividend charge is not recognised in the income statement but is recognised directly in equity in the period it is declared.

ICI INTERIM REPORT 2005	25

f) Joint ventures
Under UK GAAP the equity method of consolidation was used, whereby ICI’s share of the joint ventures’ operating results was included in one line in the profit and loss account, with the related tax being included in the Group taxation on profit on ordinary activities. Under IFRS, joint ventures can be recognised using either the proportionate consolidation method or the equity method of accounting. ICI has adopted the proportionate consolidation method under IFRS, whereby ICI’s share of the joint ventures’ net assets and results is recognised on a line-by-line basis. This has resulted in adjustments to key lines in the income statement, although net profit (loss) is unchanged.

g) Business combinations
i) Taxation
IFRS applies different criteria for the recognition of deferred tax in relation to internal restructuring.

ii) Profit (loss) on disposal
Under UK GAAP, goodwill that was previously held in reserves was recycled and included within the profit (loss) on disposal calculation. Under IFRS, any goodwill held in reserves is not recycled on disposal.

On disposal of an operation under IFRS, ICI will transfer the cumulative amount of exchange differences recognised in equity since the transition date to the income statement as part of the profit and loss on disposal. Under UK GAAP cumulative exchange differences remained in reserves.

h) Reclassifications
Under IFRS, the share of profits less losses of associates is shown as a single line item post-tax below operating profit. Therefore, ICI’s share of taxation on the profits less losses of associates has been reclassified from taxation on profit on ordinary activities to share of profits less losses of associates.

Reconciliation of equity by component as at 30 June 2004

	Share	Share	Translation	Retained	Equity	Minority	Total
	capital	premium	reserves	earnings	holders	interest	equity
		account			of the
					parent
	£m	£m	£m	£m	£m	£m	£m

UK GAAP	1,191	933	–	(1,522)	602	69	671

IFRS adjustments:

Opening equity adjustments	–	–	–	(1,090)	(1,090)	(1)	(1,091)

Total recognised income
and expense	–	–	(21)	230	209	(1)	208

Dividends	–	–	–	2	2	–	2

Goodwill movement	–	–	–	(154)	(154)	–	(154)

Share-based payments	–	–	–	3	3	–	3

IFRS	1,191	933	(21)	(2,531)	(428)	67	(361)

26	ICI INTERIM REPORT 2005

IFRS restated accounting policies

As used in the financial statements and related notes, the term ‘Company’ refers to Imperial Chemical Industries PLC; the terms ‘ICI’ and ‘Group’ refer to the Company and its consolidated subsidiaries but not to its associates.

These interim financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and adopted early as at the time of preparing these statements (August 2005). It is assumed that these will be endorsed by the European Commission by 31 December 2005. The adopted IFRS that will be effective (or available for early adoption) in the annual financial statements for the year ending 31 December 2005 are still subject to change as a result of decisions taken by the European Commission on endorsement and to additional interpretations. As a result of such changes the accounting policies cannot be determined with certainty and therefore they require updating when the annual financial statements are prepared for the year ending 31 December 2005.

The financial statements have also been prepared with those parts of the Companies Act, 1985 applicable to companies reporting under IFRS.

The following paragraphs describe the main accounting policies that have been revised on transition to IFRS and hence supersede the previous accounting policy detailed in the 2004 Annual Report and Accounts.

Employee Benefits
The Group accounts for pensions and similar benefits (principally healthcare) under IAS 19 (revised) Employee Benefits. The Group’s net obligation in respect of defined benefit plans is calculated by independent, qualified actuaries and updated at least annually. Additional updates are performed when one-time events or market fluctuations indicate that the benefit obligation and pension assets differ significantly from the most recent valuation. Obligations are measured at discounted present value whilst plan assets are recorded at fair value. The operating and financing costs of such plans are recognised separately in the income statement; service costs are spread systematically over the lives of employees and financing costs are recognised in the periods in which they arise. Actuarial gains and losses are recognised in full in the period in which they occur and presented in the statement of recognised income and expense. Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due.

Research and development
Research expenditure is charged to income in the year in which it is incurred.

Development expenditure is charged to income in the year in which it is incurred unless it meets the recognition criteria of IAS 38 Intangible Assets. Regulatory and other uncertainties generally mean that such criteria are not met. Such intangible assets, if capitalised, are amortised on a straight-line basis over the period of the expected benefit, and reviewed for impairment at each balance sheet date.

Special items
Special items are those items of financial performance that should be separately disclosed to assist in the understanding of the financial performance achieved by the Group and in making projections of future results, as explained in IAS 1 Presentation of Financial Statements. Special items include items relating to both continuing and discontinued businesses.

Foreign currencies
Income statements in foreign currencies are translated into sterling at average rates for the relevant accounting periods. Assets and liabilities are translated at exchange rates ruling at the date of the Group balance sheet. Exchange differences on short-term foreign currency borrowings and deposits are included with net interest payable.

ICI INTERIM REPORT 2005	27

Exchange differences on all other balances, except foreign currency loans accounted for as net investment hedges, are taken to operating profit. In the Group accounts, exchange differences arising on consolidation of the net investments in overseas subsidiary undertakings and associates together with those on foreign currency loans accounted for as net investment hedges, are taken to equity.

An intergroup monetary item for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of a subsidiary’s net investment in that foreign operation. Exchange differences arising on a monetary item that forms part of a subsidiary’s net investment in a foreign operation is recognised initially in a separate component of equity and is recognised in profit or loss on disposal of the net investment.

Financial derivatives

Hedge accounting
The Group uses various derivative financial instruments to manage exposure to foreign exchange risks. These include currency swaps and forward currency contracts. The Group also uses interest rate swaps to manage interest rate exposures. The Group does not use derivative financial instruments for speculative purposes.

The accounting for the Group’s various hedging activities are detailed below:

Transaction exposure hedging
Forward currency contracts hedging transaction exposures are fair valued through the income statement.

Forecast cash flow hedging
Derivatives used to hedge the currency risks associated with forecast cash flows are fair valued through the income statement. Where these derivatives form part of designated, effective cash flow hedges, the portion of the gain or loss that is determined to be an effective hedge in terms of

IAS 39 is recognised directly in equity. Amounts that have been recognised directly in equity are recognised in the income statement in the same period or periods during which the hedged forecast transaction impacts the income statement.

Interest rate hedging
Interest rate derivatives are fair valued through the income statement. Where interest rate derivatives form part of designated, effective fair value hedge relationships, the gain or loss from remeasuring the hedging instrument at fair value is recognised in income or expense, and the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised in income or expense. Where interest rate derivatives form part of designated, effective cash flow hedge relationships, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity. Amounts that have been recognised directly in equity are recognised in the income statement in the same period or periods during which the hedged forecast transaction impacts the income statement. The ineffective portion of the gain or loss on the hedging instrument is recognised immediately in the income statement.

Net investment hedging (currency hedging)
Currency derivatives are fair valued through the income statement. Where currency derivatives and foreign currency loans form part of designated, effective net investment hedge relationships, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity. The ineffective portion of the gain or loss on the hedging instrument is recognised immediately in income or expense. For net investment hedges, the gain or loss on the hedging instrument that has been recognised in equity is recognised in income or expense at the disposal of the foreign operation.

28	ICI INTERIM REPORT 2005

IFRS restated accounting policies (continued)

Commodity hedging
Derivatives used to manage commodity price exposures are fair valued through the income statement. Where these derivatives form part of designated, effective hedge relationships, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity until the underlying hedged item is recognised. At this point any deferred gain or loss adjusts the carrying value of the underlying hedged item.

Discontinuance of hedge accounting
Hedge accounting is discontinued prospectively when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, the following accounting treatment will be adopted:

Fair value hedges
Any adjustment made to the carrying amount of the hedged item, as a consequence of the fair value hedge relationship, shall be amortised to profit or loss through the income statement over the remaining life of the hedged item.

Cash flow hedges
Any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a forecast transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period through the income statement.

Fair values
The fair value of the Group’s debt and derivatives has been estimated from discounted anticipated cash flows utilising zero-coupon yield-curves for the relevant currencies.

Taxation
Income tax on the profit or loss for the period comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for tax on any temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes using tax rates enacted or substantially enacted at the balance sheet date.

No deferred tax is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, where the Group is able to control the timing on the reversal and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilised.

Business combinations and goodwill
On the acquisition of a business, fair values are attributed to the net assets acquired. Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of such net assets. Goodwill arising on acquisitions is capitalised and reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed. On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of profit or loss on disposal. Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

ICI INTERIM REPORT 2005	29

Employee Share Ownership Plan (ESOP)
The financial statements of the Group include the assets and related liabilities of the Imperial Chemical Industries PLC Employee Benefits Trust and Impkemix Trustees Limited, a subsidiary company of the Group, which acts as trustee for the Group’s employee share ownership plan. The shares held by the ESOP are stated at cost and deducted from shareholders’ funds.

Share-based payments
The Group has applied the requirements of IFRS 2 Share-based payments. The Group has not adopted the exemption to apply IFRS 2 only to awards made after 7 November 2002; instead a full retrospective approach has been followed.

The Group issues predominantly equity-settled payments to certain employees (see pages 89 and 90 of the 2004 Annual Report and Accounts). Equity settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled, share-based payments is expensed on a straight line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest. Fair value is measured by use of the Black-Scholes option pricing model.

Non-current assets and disposal groups held for sale
Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

30	ICI INTERIM REPORT 2005

Auditor’s report

Independent review report to Imperial Chemical Industries PLC

Introduction
We have been engaged by the company to review the financial information set out on pages 8 to 29 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities
The interim report, including the financial information contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

As disclosed in note 1 to the financial information, the next annual financial statements of the Group will be prepared in accordance with IFRSs adopted for use in the European Union.

The accounting policies that have been adopted in preparing the financial information are consistent with those that the directors currently intend to use in the next annual financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRSs adopted for use by the European Union. This is because, as disclosed in note 1, the directors have anticipated that certain standards, which have yet to be formally adopted for use in the EU, will be so adopted in time to be applicable to the next annual financial statements.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

London	KPMG Audit Plc
5 August 2005	Chartered Accountants

ICI INTERIM REPORT 2005	31

Definitions

Comparable sales growth	Sales growth compared with the prior period excluding the effects of currency translation differences and the impact of acquisitions and divestments.

Trading profit	Operating profit before special items.

Comparable trading	Trading profit growth compared with the prior period excluding the
profit growth	effects of currency translation differences and the impact of acquisitions and divestments.

Interest cover	Calculations of interest cover are based on the sum of the Group’s trading profit, post-retirement benefit finance charges, and the Group’s share of net associated company income (associates’ trading profit less taxation and net finance expense of associates) divided by interest payable by the Group (excluding share of net finance expense of associates and post-retirement benefit finance expense).

Effective tax rate	Taxation (excluding tax on special items) divided by profit before tax
(before special items).

Earnings per share	Group profit after tax and minority interests (after special items) divided by weighted average number of shares in issue (less weighted average number of shares held by the Group’s employee share plans) during the period.

Adjusted earnings per share	Group profit after tax and minority interests (before special items)
divided by weighted average number of shares in issue (less weighted average number of shares held by the Group’s employee share plans)
during the period.

Net debt	The borrowings of ICI (comprising loans and short-term borrowings other than overdrafts together with related derivatives, obligations under finance leases and the liabilities associated with the forward contracts for the acquisition of own shares (the extent that the contracts are
‘out of the money’ )) less cash (including overdrafts), cash equivalents and current asset investments.

Segment assets	Segment assets are those operating assets that are employed by a segment in its operating activities and that are either directly attributable to the segments or can be allocated to the segment on a reasonable basis.

Segment liabilities	Segment liabilities are those operating liabilities that are employed by a segment in its operating activities and that are either directly attributable to the segments or can be allocated to the segment on a reasonable basis.

32	ICI INTERIM REPORT 2005

Forward-looking statements

This document contains statements concerning the Group’s business, financial condition, results of operations and certain of the Group’s plans, objectives, assumptions, projections, expectations or beliefs with respect to these items. These statements are intended as forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

The Company cautions that any forward-looking statements in this document may and often do vary from actual results and the differences between these statements and actual results can be material. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only at their respective dates. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this document, including, without limitation, changes in the Group’s business or acquisition or divestment strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things: the impact of competitive products and pricing; changes in the price of raw materials; the occurrence of major operational problems; the loss of major customers; limitations imposed by the Group’s indebtedness and leverage; a credit rating downgrade by the rating agencies; undertakings and guarantees relating to pension funds; contingent liabilities, including those arising in connection with disposed businesses; risks associated with the Group’s international operations; risks of litigation; and other factors described in the Company’s filings with the Securities and Exchange Commission.

ICI INTERIM REPORT 2005	33

Shareholder information

The year ahead

24	August 2005	Shares go ‘ex-dividend’
26	August 2005	Record date for the interim dividend
7	October 2005	Interim dividend payable
3	November 2005	Announcement of trading results for the third quarter and first nine months of 2005 ending 30 September 2005
31	December 2005	End of financial year
9	February 2006	Preliminary announcement of final results for 2005
	March 2006	Annual Report published
	May 2006	Annual General Meeting
	August 2006	Announcement of half year results for the six months ending 30 June 2006

Contact details

Registrar	Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA
Telephone: 0870 600 3993

ADR Depositary	Citibank Shareholder Services, PO Box 4307, Providence, RI 02940 USA
Toll Free Number: (US Calls) 1–877–CITI–ADR (1–877–248–4237)
Web Inquiries to: www.citibank@shareholders–online.com

‘Company’ means Imperial Chemical Industries PLC. ‘ICI’, ‘ICI Group’ or ‘Group’ means Imperial Chemical Industries PLC and its subsidiary companies.

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Imperial Chemical Industries PLC

By:	/s/ Andy Mark Ransom
Name:	Andy Mark Ransom
Title:	General Counsel and Company Secretary

Date:	August 11, 2005